Exhibit 99.1

AVIV REIT ANNOUNCES $305 MILLION ACQUISITION

CHICAGO – November 5, 2014 – Aviv REIT, Inc. (“Aviv” or the “Company”) (NYSE: AVIV) announced today that it entered into a definitive agreement with Diamond Senior Living, LLC, a subsidiary of General Electric Credit Corporation of Tennessee (itself a subsidiary of General Electric Capital Corporation (“GE”)), to acquire 28 properties for $305 million (plus the office building described below). All of the properties are currently triple-net leased to new Aviv operator Laurel Health Care (“Laurel”) at an initial cash yield of 8.5%, for a remaining term of 15 years. Laurel is headquartered in Westerville, Ohio and has been in the business of operating skilled nursing facilities (“SNFs”) and other healthcare facilities for over 20 years. Laurel operates 42 facilities in 5 states, 28 of which Laurel will now lease from Aviv.

The properties include 23 SNFs, 4 assisted living facilities, one independent living facility and one office building, located in 5 states. The portfolio consists of 11 facilities in Michigan, 8 facilities in Ohio, 7 facilities in North Carolina, one facility in Virginia and in Indiana, as well as Laurel’s corporate office building in Ohio. Two of the properties are leasehold interests, which have terms expiring in 2025 and 2020, respectively, and both of those properties will be subleased to Laurel until the end of their respective terms.

The Company expects to fund approximately 40% of the purchase price, or $125 million, with cash and its available line of credit and approximately 60% of the purchase price, or $180 million, with a secured loan anticipated to be made by GE, acting through its business unit known as GE Capital, Healthcare Financial Services. The Company expects to have approximately $350 million drawn under its $600 million line of credit after the closing of this acquisition. In connection with the Company’s merger with Omega Healthcare Investors, Inc. (“Omega”), which the Company publicly announced on Friday, October 31, 2014, the cash portion of the purchase price will be refinanced by various debt and equity offerings executed by Omega in connection with the combined company’s capital plan.

The Company expects to close the acquisition on or about December 5, 2014, but in no event later than December 31, 2014.

Asheville, NC Independent Living Facility

Aviv’s Chairman and Chief Executive Officer, Craig M. Bernfield, said, “This is a strategic investment for us at a seminal moment having just announced our merger with Omega. This is an exciting transaction for us in many ways. It is the single biggest acquisition we have made in more than 30 years as investors in the SNF industry. We have renewed our long standing relationship with GE as a strategic seller and lender in this transaction, as GE is one of the most important players in our industry as an owner and lender to the sector. The transaction demonstrates our ability to execute larger deals accretively in addition to the smaller and medium sized deals that are key to consolidation in our sector.”

The Company’s President and Chief Operating Officer, Mr. Steven J. Insoft, continued, “We have forged a new, growth-oriented relationship with Laurel, a high quality company that we have been getting to know over the past few years. This deal meaningfully enhances our operator and geographic diversification, which remains critical to our overall strategy. With this acquisition, we will have completed approximately $750 million of investments this year, not including numerous other identified acquisitions we will continue to work on in 2014. This acquisition is another example of our resolute investment focus on high quality operators, real estate, markets and disciplined valuation.”

About Aviv

Aviv REIT, Inc., based in Chicago, is a real estate investment trust that specializes in owning post-acute and long-term care SNFs and other healthcare properties. Aviv is one of the largest owners of SNFs in the United States and has been in the business for over 30 years. The Company currently owns 317 properties that are triple-net leased to 37 operators in 29 states.

For more information about the Company, please visit our website at www.avivreit.com or contact: Craig M. Bernfield, Chairman & Chief Executive Officer at 312-855-0930.

Forward-Looking Statements

The information presented herein includes forward-looking statements. Examples of forward-looking statements include all statements regarding our future operator relationships, business strategy, projected growth opportunities and potential acquisitions. These forward-looking statements are made based on our current expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these statements. These factors include, among others: uncertainties relating to the operations of our operators; our ability to successfully engage in strategic acquisitions and investments; competition in the acquisition and ownership of healthcare properties; the availability and cost of capital; the amount and yield of any additional investments; and other factors disclosed under “Risk Factors” and elsewhere in filings made by us with the Securities and Exchange Commission. Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date as of which such statements are made or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.

Additional Information about the Proposed Aviv Omega Merger Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, Omega and Aviv expect to prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to Omega’s proposed acquisition of Aviv. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Omega and Aviv with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Omega with the SEC will also be available free of charge on Omega’s website at www.omegahealthcare.com and copies of the documents filed by Aviv with the SEC are available free of charge on Aviv’s website at www.avivreit.com.

Omega, Aviv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Omega’s and Aviv’s shareholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 29, 2014. Information regarding Aviv’s directors and executive officers can be found in Aviv’s definitive proxy statement filed with the SEC on April 15, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Omega and Aviv, as applicable, using the sources indicated above.

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